July 10, 2025

Ameet Patel
Principal Executive Officer
Bally's Chicago, Inc.
100 Westminster Street
Providence, RI 02903

       Re: Bally's Chicago, Inc.
           Amendment No. 8 to
           Registration Statement on Form S-1
           Filed June 23, 2025
           File No. 333-283772
Dear Ameet Patel:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 22, 2025 letter.

Amended Registration Statement on Form S-1
Gaming License, page 18

1. We note your amended disclosure in response to prior comment 1 regarding the
       Illinois Gambling Act. Please revise to discuss the consequences of the change in offering in light of the ownership interest levels set forth in the Act, and address any risks that may arise if the levels are not met. Add risk factor disclosure as applicable.
 July 10, 2025
Page 2

        Please contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Senet Bishoff, Esq.